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                             February 17, 2022

       James Doris
       Chief Executive Officer
       Viking Energy Group, Inc.
       15915 Kary Freeway, Suite 450
       Houston, TX 77094

                                                        Re: Viking Energy
Group, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            File No. 000-29219
                                                            Filed March 25,
2021

       Dear Mr. Doris:

              We have reviewed your December 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 17, 2021 letter.

       Form 10-K for the Fiscal Year ended December 31, 2020

       General, page 1

   1. We are requesting additional information in this letter that will be necessary to evaluate and understand the
views that you have expressed in prior correspondence, including your
                                                        November 24, 2021,
December 13, 2021, and December 22, 2021 response letters.
                                                        Therefore, issues that
have been raised in the course of our review remain unresolved. We expect to have
additional comments after receiving your response.
 James Doris
FirstName LastNameJames
Viking Energy Group, Inc. Doris
Comapany17,
February  NameViking
            2022       Energy Group, Inc.
February
Page 2 17, 2022 Page 2
FirstName LastName
2. We note that you filed a Form 8-K on January 21, 2022 which describes a certificate of correction that you filed with the State of Nevada on January 20, 2022.

         Your disclosures in the Form 8-K state, in part, that:

                "The Certificate of Correction corrected errors in the Designation to ensure that (i)
              the holders of the Series C Preferred Stock have no voting rights until the later of July
              1, 2022, or the date on which Camber is no longer entitled to own at least 51% of the
              outstanding shares of Viking   s common stock; and (ii) each
share of Series C
              Preferred Stock is only convertible into one share of common stock, except that upon any business combination of Viking and Camber whereby Camber acquires substantially all of the outstanding assets or common stock of Viking...," and

                "The corrections in the Certificate of Correction are effective as of the original filing date with the State of Nevada of the Designation (December 24, 2020), subject to certain exceptions set forth in the Nevada Revised Statutes. The corrections corrected the designations to reflect the original intentions of the parties and to conform such designations to the way the Series C Preferred Stock had been accounted for in practice since the Designation."

         Tell us how your characterization of the revisions described in the Form 8-K as corrections is consistent with your responses to prior comments, which appear to describe both intent and rationale for the changes that were made to the Series C preferred stock
         Certificate of Designation during 2020, and the accounting impact of these changes. In this regard, we note the following from your prior responses:

                In your November 24, 2021 response to comment 2, you stated "...while Viking remained listed on the OTCQB, the Company deemed it important for Mr. Doris to have a significant number of votes to avoid obstacles or delays vis- -vis the Company executing on its business strategy," and that "As a result of the termination of the
              2020 Planned Merger, it was necessary to return additional voting rights to the Series
              C Shares. It was also decided to increase the conversion entitlement associated with the Series C Shares at that time in case for any reason there could not be a full combination of Camber and Viking in the future (e.g., if shareholders decided to vote against a full combination)."

                In your December 13, 2021 response to comment 3, you explained that based on the work of an outside valuation consultant, whom you had engaged to measure the change in fair value and to determine the appropriate accounting treatment, "...the
              Company believes we should account for the changes to the voting and conversion provisions as an extinguishment and redemption consistent with the guidance in
              FASB ASC 260-10-S99-2" and in reliance on the work of an additional independent appraisal firm "The Company proposes to amend the Quarterly Reports on Form 10-
              Q for the Quarters Ended September 30, 2020 and 2021 to recognize the deemed
 James Doris
Viking Energy Group, Inc.
February 17, 2022
Page 3
              dividend of approximately $14.5 million for the quarter ended September 30, 2020, and to amend the Annual Report on Form 10-K to recognize the deemed dividend of approximately $20.0 million for the year ended December 31, 2020."

                In your December 22, 2021 response to comment 3, you stated "the Company made these incremental modifications to voting rights to maintain a controlling capital stock vote by virtue of the Series C Preferred Stock as it was deemed beneficial to maintaining focus on the financing and business objectives of the Company and minimize expenses associated with effecting corporate actions...[as] such actions,
              without a controlling vote being held by the Company   s officers
and directors,
              would otherwise require calling formal shareholder meetings, filing proxy statements,
              mailing proxy statements to the Company   s numerous beneficial
common
              stockholders, etc." and that "The amended conversion entitlement of 37,500:1...was included as consideration for the anticipated conveyance of control to Camber upon completion of the February 2021 new merger agreement."

         Additionally, describe for us, in reasonable detail, any aspects of your November 24,
         2021, December 13, 2021, and December 22, 2021 response letters that you now believe are inaccurate or unreliable, and explain how you wish to augment or clarify your position with respect to any of those prior responses.
3. As the certificate of correction that you filed as an exhibit is dated January 19, 2022, tell us whether there is a more recent certificate of correction, or if your reference to a January
         20, 2022 certificate of correction is in error. Also describe for us, in reasonable detail, the nature of each specific error that the certificate of correction is intended to correct, as well as your basis for concluding that the prior revisions were incorrect. As part of your response, describe the review, approval and documentation procedures applied to both the earlier revisions and the subsequent corrections. Additionally, describe any documentation that was prepared contemporaneously with the earlier revisions that you believe supports your current characterization of those revisions as having been incorrect.
4. Your December 13, 2021 response to comment 3 appears to indicate that you have concluded that the financial statements included in certain previously-filed periodic reports require amendment to correct accounting errors. In view of this, explain to us how you have considered your reporting obligations under Item 4.02 of Form 8-K.
      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameJames Doris                                    Sincerely,
Comapany NameViking Energy Group, Inc.
                                                                 Division of
Corporation Finance
February 17, 2022 Page 3
FirstName LastName                                               Office of
Energy & Transportation